                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  AMENDMENT TO

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                       CORT BUSINESS SERVICES CORPORATION
      -------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
      -------------------------------------------------------------------
                         (Title of Class of Securities)

                                   220493-10-0
              -----------------------------------------------------
                                 (CUSIP Number)

                                  Lance C. Balk
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4940

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 15, 1999
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.


                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                  (Page 1 of 5)

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CUSIP NO.  220493-10-0                 13D      PAGE    2     OF    5    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Harold O. Rosser II
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

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  (3)     SEC USE ONLY

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  (4)     SOURCE OF FUNDS*                                             PF

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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                               United States
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                       (7)     SOLE VOTING POWER                        33,525
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER                   33,525
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                        33,525
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

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 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                .3%

          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*                                          IN

          ---------------------------------------------------------------------
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               This Amendment No. 2 relates to the Common Stock, par value $.01 per share (the "Common Stock"), of CORT Business Services Corporation, a Delaware corporation ("Issuer"). Amendment No. 2 is being filed due to the resignation of each of Harold Rosser (the "Reporting Person"), Stephen Sherrill and Stephen Edwards as trustees (the "Prior Trustees") and the transfer of beneficial ownership of Common Stock held by the Prior Trustees to Robert N. Pokelwaldt pursuant to an Amended and Restated Voting Trust Agreement (defined below).


               Item 3 Source and Amount of Funds or Other Consideration.

               The Reporting Person acquired beneficial ownership of 33,525 shares of Common Stock in the ordinary course of business with personal funds.


               Item 4  Purpose of Transaction.

               (a) On August 12, 1999, Citicorp Venture Capital, Ltd. ("CVC") deposited 4,350,411 shares of Common Stock (the "Prior Trust Shares") into trust pursuant to a Voting Trust Agreement dated as of August 12, 1999 between CVC and each of Harold Rosser (the "Reporting Person"), Stephen Sherrill and Stephen Edwards, as trustees (the "Prior Trustees"). On November 15, 1999, CVC deposited 1,428,107 additional shares of Common Stock (the "New Trust Shares" and together with the Prior Trust Shares, the "Trust Shares") into Trust and the Prior Trustees (including the Reporting Person) resigned and deposited Prior Trust Shares into trust pursuant to an Amended and Restated Voting Trust Agreement dated as of November 15, 1999 between CVC, Robert N. Pokelwaldt, as replacement trustee, and the Prior Trustees, as resigning trustees (the "Trust Agreement"). Accordingly, the Reporting Person no longer has any beneficial interest in any of the Prior Trust Shares.

               (b) On November 4, 1999, the Issuer terminated the merger agreement dated March 25, 1999, as amended, by and among the Issuer and an investor group.

               (c)-(j) Not applicable.



                                 (Page 3 of 5)

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               Item 5  Interest in Securities of the Issuer.

               (a)-(b) The Reporting Person beneficially owns 33,525 shares of Common Stock. The Reporting Person has sole voting power and dispositive power with respect to 33,525 shares of Common Stock. The Reporting Person no longer has shared voting power with respect to any shares of Common Stock.

               Except as stated above, the reporting person does not beneficially own any shares of capital stock of the Issuer.

               (c)  Not applicable.

               (d)  Not applicable.

               (e)  Not applicable.

               Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

               The information set forth in Item 4 above is incorporated herein by reference.

               Item 7  Exhibits.

               1. Amended and Restated Voting Trust Agreement dated as of November 15, 1999 by and among CVC, Robert N. Pokelwaldt, as the replacement trustee, and each of Harold O. Rosser, Stephen C. Sherrill and Stephen F. Edwards, as resigning trustees.


                                  (Page 4 of 5)



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                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 30, 1999


                                            /s/ Harold O. Rosser II
                                            ------------------------------------
                                            HAROLD O. ROSSER II



                                 (Page 5 of 5)